3rd quarter 2017
Financial statements and review



2017 third quarter & first nine months results

Statoil reports adjusted earnings of USD 2.3 billion and USD 0.8 billion after tax in the third quarter of 2017. IFRS net operating income was USD 1.1 billion and the IFRS net income was negative USD 0.5 billion.

The third quarter was characterised by:

- Solid earnings and underlying cash flow. Stable net debt ratio [5] at 27.8%
- Good operational performance. Expected production growth [7] in 2017 increased to around 6%
- Project deliveries and efficiency improvements on track. Capex guidance reduced to around USD 10 billion for 2017

"Our solid earnings and underlying cash flow from operations are driven by good operational performance with high production and continued efficiency improvements. In the quarter, we delivered 15% production growth and 11% reduction in underlying operating cost per barrel. In addition, we see strong contribution from our liquids trading and refining business," says Eldar Sætre, President and CEO of Statoil ASA.

"With an oil price below 52 dollars per barrel, we have generated 3.6 billion dollars in free cash flow so far this year, based on good contributions from all business segments. This has further strengthened our financial position," says Eldar Sætre.

 "We continue to realise efficiency improvements and deliver strong progress on project development and execution. We reduce our organic capex guidance for 2017 by 1 billion dollars, to around 10 billion dollars. This is the result of hard work from the organisation, in close collaboration with our suppliers and partners, and strict capital discipline. We are getting more for less," says Eldar Sætre.

Adjusted earnings [5] were USD 2.3 billion in the third quarter, up from USD 0.6 billion in the same period in 2016. Adjusted earnings after tax [5] were USD 0.8 billion in the third quarter, up from negative USD 0.3 billion in the same period last year. Higher prices for both oil and gas, solid operational performance with high production, strong liquids trading and refinery margins contributed to the increase.

IFRS net operating income was USD 1.1 billion in the third quarter compared to USD 0.7 billion in the same period of 2016. Net operating income was impacted by net impairments charges of USD 0.8 billion, mainly related to an unconventional onshore asset in North America of USD 0.9 billion, triggered by lower than expected production. IFRS net income was negative USD 0.5 billion, down from negative USD 0.4 billion in the same period last year.

Statoil delivered equity production of 2,045 mboe per day in the third quarter, an increase from 1,805 mboe per day in the same period in 2016. The increase was primarily due to increased flexible gas production due to higher prices, lower turnaround activity, ramp-up of new fields, additional well capacity, and continued strong operational performance. Adjusted for portfolio changes, the underlying production growth was 15% compared to the third quarter last year.

Adjusted exploration expenses in the quarter were USD 0.4 billion, down from USD 0.6 billion in the third quarter of 2016.

Cash flows provided by operating activities before tax amounted to USD 14.9 billion in the first nine months of 2017 compared to USD 9.9 billion for the same period last year. Organic capital expenditure was USD 6.7 billion in the first nine months of 2017. At the end of third quarter, net debt to capital employed [5] was 27.8%.

The board of directors has decided to maintain a dividend of USD 0.2201 per ordinary share for the third quarter and continue the scrip programme this quarter giving shareholders the option to receive the dividend in cash or newly issued shares in Statoil at a 5% discount.

The twelve-month average Serious Incident Frequency (SIF) was 0.7 for the twelve months ended 30 September 2017, compared to 0.8 in the same period a year ago.

With effect as of the third quarter 2017, segment names have been changed for the reporting segments DPN and DPI. New names are Exploration and Production Norway (E&P Norway) and Exploration and Production International (E&P International), respectively. There are no changes to other reporting segments, and operating segments' names remain unchanged.

Quarters			Change		First nine months		Change
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3		2017	2016	
1,095	3,244	737	48%	Net operating income (USD million)	8,588	1,977	>100%
2,346	3,023	636	>100%	Adjusted earnings (USD million) [5]	8,682	2,406	>100%
(478)	1,436	(427)	(12%)	Net income (USD million)	2,022	(117)	N/A
819	1,289	(261)	N/A	Adjusted earnings after tax (USD million) [5]	3,222	(167)	N/A
2,045	1,996	1,805	13%	Total equity liquids and gas production (mboe per day) [4]	2,062	1,939	6%
47.0	44.5	40.0	18%	Group average liquids price (USD/bbl) [1]	46.8	35.9	30%

GROUP REVIEW

Third quarter 2017

Total equity liquids and gas production [4] was 2,045 mboe per day in the third quarter of 2017, up 13% compared to third quarter of 2016 mainly due to increased flexible gas production on the Norwegian continental shelf (NCS) because of higher prices. Lower level of planned maintenance activities, higher production efficiency and new production from start-up and ramp-up of new fields added to the increase, and was partially offset by expected natural decline and divestments.

Total entitlement liquids and gas production [3] was up 14% to 1,883 mboe per day in the third quarter of 2017 compared to 1,651 mboe per day in the third quarter of 2016 due to the increase in equity production as described above, partially offset by negative effects from production sharing agreements (PSA) [4] and US royalties [4]. The effects from PSA and US royalties were 162 mboe per day in the third quarter of 2017 compared to 154 mboe per day in the third quarter of 2016.

Q3 2017	Quarters Q2 2017	Q3 2016	Change Q3 on Q3	Condensed income statement under IFRS (unaudited, in USD million)	First nine months 2017	2016	Change
13,609	14,935	12,106	12%	Total revenues and other income	44,073	33,117	33%
(6,475)	(6,857)	(5,793)	12%	Purchases [net of inventory variation]	(19,798)	(15,215)	30%
(2,216)	(2,210)	(2,453)	(10%)	Operating and administrative expenses	(7,068)	(7,120)	(1%)
(3,096)	(2,312)	(2,466)	26%	Depreciation, amortisation and net impairment losses	(7,352)	(7,289)	1%
(727)	(312)	(656)	11%	Exploration expenses	(1,266)	(1,516)	(16%)
1,095	3,244	737	48%	Net operating income	8,588	1,977	>100%
(478)	1,436	(427)	(12%)	Net income	2,022	(117)	N/A

Net operating income was USD 1,095 million in the third quarter of 2017, compared to net operating income of USD 737 million in the third quarter of 2016. The 48% increase was primarily due to higher prices, both for liquids and gas. Also, increased volumes of gas sold and higher margins in processing added to the increase. Higher net impairment charges partially offset the increase in net operating income. The increase in impairment charges was mainly driven by an impairment of an unconventional onshore asset in North America of USD 856 million in the third quarter of 2017, triggered by lower than expected production (see note 2 and 6 to the Financial statements). Net operating income was also impacted by higher depreciation costs from enhanced production.

In addition to the effect from net impairment charges of USD 830 million in the third quarter of 2017, net operating income was negatively affected by changes in fair value of derivatives and inventory hedge contracts of USD 525 million. In the third quarter of 2016, net operating income was negatively affected by net impairment charges of USD 53 million and positively affected by changes in the fair value of derivatives of USD 138 million.

Q3 2017	Quarters Q2 2017	Q3 2016	Change Q3 on Q3	Adjusted earnings (in USD million)	First nine months 2017	2016	Change
14,092	14,664	11,862	19%	Adjusted total revenues and other income	43,327	33,332	30%
(6,515)	(6,946)	(5,905)	10%	Adjusted purchases [6]	(19,862)	(15,321)	30%
(2,238)	(2,164)	(2,249)	(1%)	Adjusted operating and administrative expenses	(6,675)	(6,852)	(3%)
(2,577)	(2,307)	(2,490)	4%	Adjusted depreciation expenses	(7,266)	(7,468)	(3%)
(416)	(224)	(581)	(28%)	Adjusted exploration expenses	(842)	(1,284)	(34%)
2,346	3,023	636	>100%	Adjusted earnings [5]	8,682	2,406	>100%
819	1,289	(261)	N/A	Adjusted earnings after tax [5]	3,222	(167)	N/A

The development in **Adjusted operating and administrative expenses** was almost flat in the third quarter of 2017, compared to the third quarter of 2016. Decreased operating costs from portfolio changes, reduced provision for future asset retirement costs and reduced transportation expenses, were offset by new fields coming on stream and effects from the NOK/USD exchange rate development.

Adjusted depreciation expenses increased by 4% to USD 2,577 million in the third quarter of 2017, mainly due to production start-up and ramp-up of new fields, partially offset by increased proved reserve estimates and lower depreciation basis due to impairments of assets in previous periods.

Adjusted exploration expenses decreased by USD 165 million to USD 416 million in the third quarter of 2017 mainly due to a lower portion of capitalised expenditures from earlier years being expensed, partially offset by higher exploration activity and more expensive wells being drilled.

After total adjustments of net USD 1,252 million to net operating income, **Adjusted earnings** [5] were USD 2,346 million in the third quarter of 2017, up from USD 636 million in the third quarter of 2016.

Adjusted earnings after tax [5] were USD 819 million in the third quarter of 2017, which reflects an effective tax rate on adjusted earnings of 65.1%, compared to 140.9% in the third quarter of 2016. The reduction in effective tax rate was mainly due to lower losses in third quarter of 2017 compared to third quarter of 2016 in entities with lower than average tax rates or in entities without recognised deferred tax assets.

Total cash flows were reduced by USD 225 million compared to the third quarter of 2016.

Cash flows provided by operating activities were reduced by USD 885 million compared to the third quarter of 2016. The decrease was mainly due to increased tax payments and changes in working capital offset by increased liquids and gas prices compared to the third quarter of last year.

Cash flows used in investing activities were reduced by USD 1,774 million compared to the third quarter of 2016. The decrease was mainly due to reduced financial investments offset by reduced proceeds from sale of assets.

Cash flows used in financing activities were increased by USD 1,114 million compared to the third quarter of 2016. The increase was mainly due to repayment of finance debt.

Free cash flow [5] in the third quarter of 2017 was negative USD 418 million compared to USD 131 million in the third quarter of 2016 mainly due to increased liquids and gas prices offset by increased tax payments and reduced proceeds from sale of assets.

First nine months 2017

Net operating income was USD 8,588 million in the first nine months of 2017 compared to USD 1,977 million in the first nine months of 2016. The significant increase was primarily driven by higher prices for both liquids and gas and increased volumes of gas sold. Increased revenues due to a reversal of provisions related to our operations in Angola in the second quarter also added to the increase, partially offset by reduced exploration expenses.

In addition, net operating income in the first nine months of 2017 was positively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 504 million. Net operating income was negatively impacted by net impairment charges of USD 511 million, heavily influenced by an impairment of an unconventional onshore asset in North America in the third quarter (see note 2 and 6 to the Financial statements), and losses from sale of assets of USD 388 million.

In the first nine months of 2016, net operating income was negatively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 333 million and net impairment charges of USD 20 million. Gain on sale of assets of USD 151 million mainly related to the divestment of the Edvard Grieg field had a positive impact on net operating income in the first nine months of 2016.

Adjusted operating and administrative expenses decreased by 3% to USD 6,675 million in the first nine months of 2017, mainly due to portfolio changes, reduced provisions for future asset retirement costs and lower idle rig costs. The decreases were partially offset by higher expenses related new fields coming on stream.

Adjusted depreciation expenses decreased by 3% to USD 7,266 million in the first nine months of 2017, mainly due to net increase in proved reserves estimates on several fields. Lower depreciation basis due to impairments of assets in previous periods added to the decrease, partially offset by higher depreciation costs due to start-up and ramp-up of new fields.

Adjusted exploration expenses decreased by USD 442 million to USD 842 million, primarily due to a lower portion of expenditures capitalised in previous years being expensed in the first nine months of 2017 compared to the same period in 2016. Exploration activity was higher in the first nine months of 2017, however, as the wells drilled in the first nine months of 2017 were less expensive, exploration expenditures were also lower and were only partially offset by a lower capitalisation rate.

After total adjustments of USD 94 million to net operating income, **Adjusted earnings** [5] were USD 8,682 million in the first nine months of 2017, significantly up from the first nine months of 2016 when adjusted earnings were USD 2,406 million.

Adjusted earnings after tax [5] were USD 3,222 million for the first nine months of 2017, compared to negative USD 167 million in the first nine months of 2016. The effective tax rate on adjusted earnings was 62.9%, compared to an effective tax rate of 107.0% in the first nine months of 2016. The reduction in effective tax rate was mainly due to reversal of provisions related to our operations in Angola in the second quarter of 2017, and lower losses in the first nine months of 2017 compared to the same period in 2016 in entities with lower than average tax rates or in entities without recognised deferred tax assets.

Total cash flows increased by USD 1,562 million compared to the first nine months of 2016.

Cash flows provided by operating activities were increased by USD 5,697 million compared to the first nine months of 2016. The increase was mainly due to increased liquids and gas prices and a reduction in working capital in the current period compared to the first nine months last year.

Cash flows used in investing activities were increased by USD 2,027 million compared to the first nine months of 2016. The increase was mainly due to increased financial investments partially offset by lower capital expenditures.

Cash flows used in financing activities were increased by USD 2,108 million compared to the first nine months of 2016. The increase was mainly due to repayment of finance debt and decreased cash flow from collateral related to derivatives, partially offset by decreased cash dividend due to the scrip programme.

Free cash flow [5] in the first nine months of 2017 was USD 3,609 million compared to negative USD 3,023 million in the first nine months of 2016. The increase was mainly due to higher liquids and gas prices and decreased capital expenditures.

OUTLOOK

- Organic capital expenditures [5] for 2017 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern) are estimated at around USD 10 billion
- Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 1.3 billion for 2017, excluding signature bonuses
- Statoil expects to achieve an additional USD 1 billion in efficiency improvements in 2017, with a total of USD 4.2 billion for 2017
- Statoil's ambition is to keep the unit of production cost in the top quartile of its peer group
- For the period 2016 – 2020, organic production growth [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)
- The organic production [7] for 2017 is estimated to be around 6% above the 2016 level
- Scheduled maintenance activity is estimated to reduce quarterly production by approximately 25 mboe per day in the fourth quarter of 2017. In total, maintenance is estimated to reduce equity production by around 30 mboe per day for the full fiscal year 2017
- Indicative effects from Production Sharing Agreement (PSA) [4] and US royalties [4] in 2017 are estimated to be around 150 mboe per day based on an oil price of USD 40 per barrel and 165 mboe per day based on an oil price of USD 70 per barrel
- Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the foregoing production guidance

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

EXPLORATION & PRODUCTION NORWAY

Third quarter 2017 review

Average daily production of liquids and gas increased by 27% to 1,316 mboe per day in the third quarter of 2017 compared to 1,034 mboe/d in the third quarter of 2016. The increase was mainly due to higher gas off-take at Troll and Oseberg, less turnaround activity, higher operational performance and ramp-up of new fields. Natural decline partially offset the increase.

Net operating income for Exploration & Production Norway (E&P Norway) was USD 2,060 million in the third quarter of 2017 compared to USD 1,060 million in the third quarter of 2016. The increase was mainly due to increase in the gas price, gas volumes and liquids prices.

In the third quarter of 2017, net impairment reversal of USD 204 million positively impacted net operating income, partially offset by a reduction in the fair value of derivatives of USD 151 million. In the third quarter of 2016, an increase in the fair value of derivatives of USD 86 million positively impacted net operating income.

Adjusted operating and administrative expenses increased mainly due to a change in principle for internal allocation of gas transportation costs between E&P Norway and MMP and an estimate change for Gassled removal cost. This was partially offset by reduced operating costs. Adjusted depreciation increased mainly due to net increase in production, ramp up of new fields and the NOK/USD exchange rate development, partially offset by net increase in proved reserves. Adjusted exploration expenses increased mainly due to higher drilling activity.

After total adjustments of net USD 45 million to net operating income, **Adjusted earnings** [5] were USD 2,015 million in the third quarter of 2017, up more than 100% from USD 999 million in the third quarter of 2016.

| | Quarters | | | Change | Adjusted earnings | First nine months | | |
Q3 2017	Q2 2017	Q3 2016		Q3 on Q3	(in USD million)	2017	2016	Change
4,219	3,797	2,762		53%	Adjusted total revenues and other income	12,487	9,191	36%
(754)	(680)	(633)		19%	Adjusted operating and administrative expenses	(2,117)	(1,953)	8%
(1,351)	(1,085)	(1,077)		26%	Adjusted depreciation	(3,534)	(3,521)	0%
(98)	(97)	(53)		85%	Adjusted exploration expenses	(265)	(255)	4%
2,015	1,935	999		>100%	Adjusted earnings [5]	6,571	3,463	90%

First nine months 2017

Net operating income for E&P Norway was USD 7,274 million in the first nine months of 2017 compared to USD 3,659 million in the first nine months of 2016. The increase was primarily driven by increased liquids and gas prices.

Net impairment reversals of USD 637 million positively impacted net operating income. In the first nine months of 2016, changes in fair value of derivatives of USD 141 million and gain on sale of assets of USD 114 million positively impacted net operating income.

Adjusted total revenues and other income increased by 36% compared to the first nine months of 2016, primarily driven by the increase in liquids prices and gas prices and volume. Adjusted operating and administrative expenses increased mainly as a result of a change in the internal allocation of gas transportation costs between E&P Norway and MMP. The change in the internal allocation also increased the adjusted revenues due to a higher transfer price. The increase in adjusted operating and administrative expenses was partially offset by reduction in operating costs. Adjusted depreciation increased marginally mainly due to ramp up of new fields, partially offset by net increase in proved reserves. Adjusted exploration expenses slightly increased due to higher activity level.

After total adjustments of USD 703 million to net operating income, **Adjusted earnings** [5] were USD 6,571 million in the first nine months of 2017, up 90% from the first nine months of 2016 when adjusted earnings were USD 3,463 million.

EXPLORATION & PRODUCTION INTERNATIONAL

Third quarter 2017 review

Average equity production of liquids and gas decreased by 5% to 729 mboe per day in the third quarter of 2017 compared to the third quarter of 2016. The decrease was driven by the divestment of the Canadian oil sands activities, expected natural decline on several fields, higher negative impact of planned turnarounds and the reclassification of the heavy oil project Petrocedeño, see note 2 Segments. This was partially offset by additional wells on several fields, including Marcellus, Bakken and Tahiti.

Average daily entitlement production of liquids and gas decreased by 8% to 567 mboe per day in the third quarter of 2017 compared to the third quarter of 2016. The decrease was due to lower equity production and negative effects from production sharing agreements (PSA) [4] and US royalties. The effects from PSA and US royalties were 162 mboe per day in the third quarter of 2017 compared to 154 mboe per day in the third quarter of 2016.

Net operating income for Exploration & Production International (E&P International) was negative USD 1,017 million in the third quarter of 2017 compared to negative USD 430 million in the third quarter of 2016. The negative development was mainly due to net impairments of USD 1,034 million in the third quarter of 2017, mainly related to an impairment of an unconventional onshore asset in North America of USD 856 million, triggered by lower than expected production (see note 2 and 6 to the Financial statements). Lower entitlement production added to the decrease in net operating income. In the third quarter of 2016, net operating income was positively impacted by net reversal of impairments of USD 241 million. In addition, net operating income in the third quarter of 2017 was positively impacted by higher realised oil and gas prices as well as lower exploration and depreciation expenses.

Adjusted operating and administrative expenses decreased, mainly due to portfolio change and reduced provisions for future asset retirement costs. The decreases were partially offset by increases in operating costs and transportation and royalty expenses on various fields. Adjusted depreciation decreased primarily due to higher reserves estimates, in addition to effects from impairments and decreased production. Adjusted exploration expenses decreased in the third quarter of 2017 mainly due to a lower portion of capitalised expenditures from earlier years being expensed this quarter. Higher exploration activity in the third quarter of 2017 partially offset the increase.

After total adjustments of net USD 990 million to net operating income, **Adjusted earnings** [5] were negative USD 27 million in the third quarter of 2017, up from negative USD 596 million in the third quarter of 2016.

| | Quarters | | | Change | Adjusted earnings | First nine months | | |
Q3 2017	Q2 2017	Q3 2016		Q3 on Q3	(in USD million)	2017	2016	Change
2,003	2,743	1,850		8%	Adjusted total revenues and other income	6,969	4,687	49%
(581)	(614)	(605)		(4%)	Adjusted operating and administrative expenses	(1,829)	(1,929)	(5%)
(1,131)	(1,126)	(1,312)		(14%)	Adjusted depreciation	(3,441)	(3,631)	(5%)
(318)	(127)	(528)		(40%)	Adjusted exploration expenses	(577)	(1,029)	(44%)
(27)	876	(596)		95%	Adjusted earnings [5]	1,121	(1,901)	N/A

First nine months 2017

Net operating income for E&P International was negative USD 413 million in the first nine months of 2017 compared to negative USD 1,742 million in the first nine months of 2016. The improvement was mainly due to higher oil and gas prices and increased revenues due to reversal of provisions related to our operations in Angola in the second quarter (see note 8 to the Financial Statements). Lower exploration expenses, depreciation and operation and administrative expenses also contributed to the improvement.

In the first nine months of 2017, net operating income was negatively impacted by net impairments of USD 1,147 million, mainly related to an impairment of an unconventional onshore asset in North America in the third quarter of 2017 (see note 2 and 6 to the Financial statements), and by losses from sale of assets of USD 386 million. In the first nine months of 2016, net operating income was positively impacted by net reversal of impairments of USD 280 million.

The decrease in adjusted operating and administrative expenses was primarily driven by portfolio changes and reduced provisions for future asset retirement costs. The decreases were partially offset by higher royalties and transportation expenses. Adjusted depreciation decreased driven primarily by higher reserves estimates, partially offset by increases caused by production ramp-up from new fields. Adjusted exploration expenses decreased in the first nine months of 2017 mainly due to a lower portion of capitalised expenditures from earlier years being expensed this year.

After total adjustments of net USD 1,534 million to net operating income, **Adjusted earnings** [5] were positive USD 1,121 million in the first nine months of 2017, up from negative USD 1,901 million in the first nine months of 2016.

MARKETING, MIDSTREAM & PROCESSING

Third quarter 2017 review

Natural gas sales volumes amounted to 14.0 billion standard cubic meters (bcm) in the third quarter of 2017, up 33% compared to the third quarter of 2016. The increase was due to higher Statoil entitlement production mainly on the Norwegian continental shelf. Entitlement gas was 12.7 bcm in the third quarter of 2017 compared to 8.7 bcm in the third quarter of 2016, partially offset by lower third party gas.

Average invoiced European natural gas sales price [8] increased by 8% in the third quarter of 2017 compared to the third quarter of 2016. **Average invoiced North American piped gas sales price** [8] increased by 11%, mainly due to a general increase in Henry Hub prices.

Net operating income for Marketing, Midstream & Processing (MMP) was positive USD 178 million in the third quarter of 2017 compared to positive USD 76 million in the third quarter of 2016. The increase was mainly due to higher earnings from processing.

In the third quarter of 2017, changes in fair value of derivatives and periodisation of inventory hedging effect with a combined effect of USD 352 million negatively impacted net operating income. In the third quarter of 2016, net operating income was negatively impacted by impairment charges of USD 294 million related to a refinery asset.

Adjusted purchases increased due to increased prices for liquids and gas. Adjusted operating and administrative expenses decreased compared to third quarter of 2016 mainly due to a change in the internal allocation of gas transportation costs between MMP and E&P Norway. Adjusted depreciations was marginally increased.

After total adjustments of USD 246 million, **Adjusted earnings** [5] were USD 423 million in the third quarter of 2017, compared to USD 301 million in the third quarter of 2016. The increase was mainly due to higher results from processing due to high regularity and solid margins, and higher results from liquids trading. This was partially offset by a negative price review arbitration award and negative result on gas marketing.

Q3 2017	Quarters Q2 2017	Q3 2016	Change Q3 on Q3	Adjusted earnings (in USD million)	First nine months 2017	2016	Change
13,816	13,596	11,596	19%	Adjusted total revenues and other income	41,686	32,659	28%
(12,367)	(12,316)	(10,155)	22%	Adjusted purchases [6]	(37,395)	(28,245)	32%
(950)	(918)	(1,066)	(11%)	Adjusted operating and administrative expenses	(2,858)	(3,123)	(9%)
(75)	(70)	(74)	1%	Adjusted depreciation	(218)	(229)	(5%)
423	292	301	41%	Adjusted earnings [5]	1,216	1,062	15%

First nine months 2017

Net operating income for MMP was USD 1,900 million in the first nine months of 2017 compared to USD 359 million in the first nine months of 2016. The increase was mainly due to a positive effect from changes in fair value of derivatives and periodisation of inventory hedging effect, totalling USD 641 million in the first nine months of 2017. Net operating income in the first nine months of 2016 was negatively impacted by changes in fair value of derivatives and market value of storage and hedging effect totalling USD 474 million, in addition to an impairment of a refinery asset of USD 294 million.

Adjusted total revenues and other income as well as adjusted purchases increased compared to the first nine months on 2016, primarily driven by the increased prices for liquids products. Adjusted operating and administrative expenses decreased mainly due to change in the internal allocation of gas transportation cost between MMP and E&P Norway. Adjusted depreciations decreased marginally in the first nine months of 2017 compared to the first nine months of 2016.

After total adjustments of USD 685 million, **Adjusted earnings** [5] were USD 1,216 million in the first nine months of 2017, up 15% compared to the first nine months of 2016. The increase was mainly driven by higher result from processing due to turnaround in refineries in first nine months of 2016. Lower trading results from liquids and US gas partially offset the increase.

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2017

CONSOLIDATED STATEMENT OF INCOME

Q3 2017	Quarters Q2 2017	Q3 2016	(unaudited, in USD million)	First nine months 2017	2016	Full year 2016
13,531	14,862	12,092	Revenues	43,861	32,992	45,688
68	66	(36)	Net income from equity accounted investments	191	(62)	(119)
11	7	51	Other income	20	186	304
13,609	14,935	12,106	Total revenues and other income	44,073	33,117	45,873
(6,475)	(6,857)	(5,793)	Purchases [net of inventory variation]	(19,798)	(15,215)	(21,505)
(2,028)	(2,046)	(2,319)	Operating expenses	(6,493)	(6,586)	(9,025)
(188)	(163)	(135)	Selling, general and administrative expenses	(575)	(534)	(762)
(3,096)	(2,312)	(2,466)	Depreciation, amortisation and net impairment losses	(7,352)	(7,289)	(11,550)
(727)	(312)	(656)	Exploration expenses	(1,266)	(1,516)	(2,952)
1,095	3,244	737	Net operating income	8,588	1,977	80
(150)	44	(76)	Net financial items	(312)	580	(258)
944	3,288	661	Income before tax	8,276	2,557	(178)
(1,422)	(1,852)	(1,088)	Income tax	(6,254)	(2,675)	(2,724)
(478)	1,436	(427)	Net income	2,022	(117)	(2,902)
(480)	1,433	(432)	Attributable to equity holders of the company	2,015	(132)	(2,922)
3	3	5	Attributable to non-controlling interests	7	14	20
(0.15)	0.44	(0.14)	Basic earnings per share (in USD)	0.62	(0.04)	(0.91)
(0.15)	0.44	(0.14)	Diluted earnings per share (in USD)	0.62	(0.04)	(0.91)
3,279	3,238	3,199	Weighted average number of ordinary shares outstanding (in millions)	3,258	3,187	3,195

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q3 2017	Quarters Q2 2017	Q3 2016	(unaudited, in USD million)	First nine months 2017	2016	Full year 2016
(478)	1,436	(427)	Net income	2,022	(117)	(2,902)
(111)	(38)	(24)	Actuarial gains (losses) on defined benefit pension plans	(72)	(209)	(503)
32	11	7	Income tax effect on income and expenses recognised in OCI	24	58	129
(79)	(27)	(17)	Items that will not be reclassified to the Consolidated statement of income	(49)	(151)	(374)
1,275	667	695	Currency translation adjustments	2,379	1,569	17
0	(39)	0	Net gains (losses) from available for sale financial assets	(48)	(0)	(0)
(4)	(9)	0	Share of OCI from equity accounted investments	(13)	0	0
1,271	619	695	Items that may be subsequently reclassified to the Consolidated statement of income	2,317	1,569	17
1,191	592	678	Other comprehensive income	2,269	1,418	(357)
714	2,028	252	Total comprehensive income	4,291	1,301	(3,259)
711	2,025	247	Attributable to the equity holders of the company	4,284	1,286	(3,279)
3	3	5	Attributable to non-controlling interests	7	14	20

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	At 30 September 2017	At 30 June 2017	At 31 December 2016	At 30 September 2016
ASSETS				
Property, plant and equipment	62,334	61,616	59,556	66,409
Intangible assets	8,999	9,271	9,243	8,406
Equity accounted investments	2,426	2,230	2,245	2,082
Deferred tax assets	2,341	2,245	2,195	1,658
Pension assets	957	921	839	1,285
Derivative financial instruments	1,931	1,829	1,819	3,723
Financial investments	2,946	2,768	2,344	2,488
Prepayments and financial receivables	893	890	893	985
Total non-current assets	**82,827**	**81,769**	**79,133**	**87,035**
Inventories	2,951	2,882	3,227	2,966
Trade and other receivables	7,218	6,991	7,839	5,986
Derivative financial instruments	202	271	492	350
Financial investments	11,581	13,500	8,211	9,212
Cash and cash equivalents	6,336	5,083	5,090	8,038
Total current assets	**28,289**	**28,727**	**24,859**	**26,553**
Assets classified as held for sale	0	0	537	0
Total assets	**111,116**	**110,496**	**104,530**	**113,587**
EQUITY AND LIABILITIES				
Shareholders' equity	38,204	37,882	35,072	40,050
Non-controlling interests	28	29	27	36
Total equity	**38,233**	**37,911**	**35,099**	**40,086**
Finance debt	27,041	26,669	27,999	28,603
Deferred tax liabilities	7,979	7,619	6,427	7,784
Pension liabilities	3,725	3,526	3,380	3,405
Provisions	14,790	14,295	13,406	15,289
Derivative financial instruments	934	1,114	1,420	1,138
Total non-current liabilities	**54,468**	**53,224**	**52,633**	**56,220**
Trade, other payables and provisions	8,818	8,442	9,665	9,457
Current tax payable	4,352	4,253	2,184	2,256
Finance debt	4,214	5,508	3,674	4,659
Dividends payable	725	721	712	708
Derivative financial instruments	307	436	508	202
Total current liabilities	**18,416**	**19,361**	**16,743**	**17,282**
Liabilities directly associated with the assets classified as held for sale	0	0	54	0
Total liabilities	**72,884**	**72,585**	**69,430**	**73,502**
Total equity and liabilities	**111,116**	**110,496**	**104,530**	**113,587**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2015	1,139	5,720	38,693	(5,281)	(0)	0	40,271	36	40,307
Net income for the period			(132)				(132)	14	(117)
Other comprehensive income			(151)	1,569	(0)	0	1,418		1,418
Total comprehensive income									1,301
Dividends	12	593	(2,111)				(1,507)		(1,507)
Other equity transactions		0	(1)				(0)	(15)	(15)
At 30 September 2016	1,151	6,313	36,298	(3,712)	(0)	0	40,050	36	40,086
At 31 December 2016	1,156	6,607	32,573	(5,264)	(0)	0	35,072	27	35,099
Net income for the period			2,015				2,015	7	2,022
Other comprehensive income			(49)	2,379 [2]	(48)	(13)	2,269		2,269
Total comprehensive income									4,291
Dividends[1]	18	999	(2,164)				(1,146)		(1,146)
Other equity transactions		(6)	0				(6)	(5)	(11)
At 30 September 2017	1,174	7,601	32,376	(2,886)	(48)	(13)	38,204	28	38,233

1) For more information, see note 7 Dividends.
2) Currency translation adjustments year to date includes USD 294 million directly associated with the sale of interest in Kai Kos Dehseh (KKD) oil sands project. See note 3 Acquisitions and disposals.

CONSOLIDATED STATEMENT OF CASH FLOWS

Q3 2017	Quarters Q2 2017	Q3 2016	(unaudited, in USD million)	First nine months 2017	2016	Full year 2016
944	3,288	661	Income before tax	8,276	2,557	(178)
3,096	2,312	2,466	Depreciation, amortisation and net impairment losses	7,352	7,289	11,550
361	94	400	Exploration expenditures written off	493	732	1,800
(337)	(129)	(209)	(Gains) losses on foreign currency transactions and balances	(544)	(666)	(137)
3	13	38	(Gains) losses on sales of assets and businesses	399	(81)	(110)
472	(779)	454	(Increase) decrease in other items related to operating activities[1] [3]	(329)	1,279	1,076
(343)	(167)	(284)	(Increase) decrease in net derivative financial instruments[1]	(511)	(1,043)	1,307
75	72	66	Interest received	217	220	280
(131)	(139)	(112)	Interest paid	(404)	(396)	(548)
4,141	4,565	3,480	Cash flows provided by operating activities before taxes paid and working capital items	14,949	9,892	15,040
(1,577)	(1,119)	(697)	Taxes paid	(3,304)	(3,038)	(4,386)
209	516	875	(Increase) decrease in working capital[1]	1,059	153	(1,620)
2,773	3,962	3,658	Cash flows provided by operating activities	12,704	7,007	9,034
(2,634)	(2,346)	(2,656)	Capital expenditures and investments	(7,357)	(8,372)	(12,191)
2,231	(3,005)	113	(Increase) decrease in financial investments	(2,619)	320	877
17	19	(89)	(Increase) decrease in other items interest bearing	36	24	107
25	74	497	Proceeds from sale of assets and businesses	403	517	761
(361)	(5,258)	(2,135)	Cash flows used in investing activities	(9,538)	(7,511)	(10,446)
(0)	(0)	(1)	New finance debt	(0)	(1)	1,322
(1,257)	(5)	(8)	Repayment of finance debt	(1,268)	(179)	(1,072)
(390)	(728)	(404)	Dividend paid	(1,118)	(1,505)	(1,876)
243	(226)	124	Net current finance debt and other	(17)	1,390	(333)
(1,403)	(960)	(289)	Cash flows provided by (used in) financing activities	(2,403)	(295)	(1,959)
1,009	(2,256)	1,234	Net increase (decrease) in cash and cash equivalents	764	(799)	(3,371)
237	211	35	Effect of exchange rate changes on cash and cash equivalents	476	200	(152)
5,083	7,128	6,746	Cash and cash equivalents at the beginning of the period (net of overdraft)	5,090	8,613	8,613
6,330	5,083	8,014	Cash and cash equivalents at the end of the period (net of overdraft)[2]	6,330	8,014	5,090

1) (Increase) decrease in items under operating activities include currency effects.
2) At 30 September 2017, net overdrafts were USD 6 million. At 31 December 2016, net overdrafts were zero and at 30 September 2016 cash and cash equivalents included a net overdraft of USD 24 million.
3) The reversal of the provision related to profit oil and interest expense relate to Block 4, Block 15, Block 17 and Block 31 offshore Angola of USD 1,073 million in the second quarter of 2017 has no cash effect and is excluded from Cash flow provided by operating activity. Reference is made to Note 8 Provisions, commitments, contingent liabilities and contingent assets for more information.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the three month and nine month periods ended 30 September 2017 were authorised for issue by the board of directors on 25 October 2017.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Statoil`s Consolidated annual financial statements for 2016.

With effect from 1 January 2017, Statoil presents net interest costs related to its defined benefit pension plans within Net financial items. These expenses were previously included in the Consolidated statement of income as part of pension cost within net operating income. The policy change better aligns the classification of the interest costs with their nature, as the benefit plan is closed to new members and now increasingly represents a financial exposure to Statoil. The change in presentation also impacts the gain or loss from changes in the fair value of Statoil's notional contribution pension plans. The impact on the net operating income at implementation and for comparative periods presented in these Condensed interim financial statements is immaterial, and prior periods' figures have consequently not been restated.

There have been no other changes to significant accounting policies in the first three quarters of 2017 compared to the Consolidated annual financial statements for 2016.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations are managed through the following operating segments: Development & Production Norway (DPN), Development & Production USA (DPUSA), Development & Production International (DPI), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

Statoil reports its MMP operating business through the reporting segment which corresponds to the operating segment for MMP. The operating segment DPN is reported through the reporting segment entitled Exploration & Production Norway (E&P Norway), previously named Development and Production Norway. The operating segments DPUSA and DPI are aggregated into one reporting segment, Exploration & Production International (E&P International), previously named Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions constituting our "Other" reporting segment.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the third quarter of 2017 and 2016 is presented below. The reported measure of segment profit is net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Third quarter 2017 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party and other income	(129)	213	13,440	17	0	13,542
Revenues inter-segment	4,141	1,810	11	0	(5,961)	0
Net income from equity accounted investments	42	10	13	3	0	68
Total revenues and other income	4,054	2,033	13,464	20	(5,961)	13,609
Purchases [net of inventory variation]	1	(2)	(12,260)	(0)	5,787	(6,475)
Operating and SG&A expenses	(747)	(564)	(950)	(61)	108	(2,216)
Depreciation, amortisation and net impairment losses	(1,148)	(1,854)	(75)	(20)	0	(3,096)
Exploration expenses	(98)	(630)	0	0	0	(727)
Net operating income	2,060	(1,017)	178	(60)	(67)	1,095
Additions to PP&E, intangibles and equity accounted investments	1,099	871	72	162	0	2,204

Third quarter 2016 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party and other income	102	376	11,651	13	0	12,143
Revenues inter-segment	2,783	1,564	9	0	(4,356)	0
Net income from equity accounted investments	(3)	(39)	10	(4)	0	(36)
Total revenues and other income	2,882	1,901	11,670	10	(4,356)	12,106
Purchases [net of inventory variation]	0	(0)	(10,147)	(0)	4,354	(5,793)
Operating and SG&A expenses	(692)	(732)	(1,079)	(56)	105	(2,453)
Depreciation, amortisation and net impairment losses	(1,077)	(995)	(368)	(26)	0	(2,466)
Exploration expenses	(53)	(603)	0	0	(0)	(656)
Net operating income	1,060	(430)	76	(72)	103	737
Additions to PP&E, intangibles and equity accounted investments	1,393	1,125	136	71	0	2,723

First nine months 2017 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party and other income	(55)	1,649	42,247	41	0	43,882
Revenues inter-segment	12,522	5,279	44	1	(17,846)	0
Net income from equity accounted investments	142	17	36	(4)	0	191
Total revenues and other income	12,610	6,944	42,327	37	(17,846)	44,073
Purchases [net of inventory variation]	1	(7)	(37,378)	(0)	17,586	(19,798)
Operating and SG&A expenses	(2,174)	(2,184)	(2,831)	(184)	306	(7,068)
Depreciation, amortisation and net impairment losses	(2,897)	(4,164)	(218)	(73)	0	(7,352)
Exploration expenses	(265)	(1,002)	0	0	0	(1,266)
Net operating income	7,274	(413)	1,900	(219)	46	8,588
Additions to PP&E, intangibles and equity accounted investments	3,706	2,823	217	320	0	7,067
Balance sheet information						
Equity accounted investments	1,182	233	130	882	0	2,426
Non-current segment assets	31,159	35,067	4,731	376	0	71,333
Non-current assets, not allocated to segments						9,068
Total non-current assets						82,827

First nine months 2016 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party and other income	322	673	32,134	49	0	33,179
Revenues inter-segment	9,130	4,089	23	1	(13,243)	(0)
Net income from equity accounted investments	(3)	(79)	33	(12)	0	(62)
Total revenues and other income	9,449	4,683	32,190	37	(13,243)	33,117
Purchases [net of inventory variation]	0	(6)	(28,102)	(0)	12,893	(15,215)
Operating and SG&A expenses	(2,022)	(1,999)	(3,205)	(207)	314	(7,120)
Depreciation, amortisation and net impairment losses	(3,521)	(3,152)	(523)	(92)	(0)	(7,289)
Exploration expenses	(248)	(1,268)	0	0	0	(1,516)
Net operating income	3,659	(1,742)	359	(262)	(36)	1,977
Additions to PP&E, intangibles and equity accounted investments	5,368	3,221	414	380	0	9,382
Balance sheet information						
Equity accounted investments	1,201	404	129	348	0	2,082
Non-current segment assets	31,929	37,964	4,319	603	0	74,815
Non-current assets, not allocated to segments						10,138
Total non-current assets						87,035

In the third quarter of 2017, Statoil recognised net impairment losses of USD 830 million. An unconventional onshore asset in North America was impaired by USD 856 million, of which USD 191 million is classified as exploration expenses. The trigger for the impairment is changes in the operational plan following lower than expected production and a significant reduction in expected reserves. To establish the recoverable amount, assessed to be the fair value less cost of disposal, Statoil made use of an independent third-party valuation expert as part of the determination. Statoil considered both discounted cash flow calculations and comparable market multiples when determining the fair value less cost of disposal. In addition to the change in operational plan, the recoverable amount reflects, among other factors, worsening market sentiment around the shale play associated with the impaired asset and a somewhat reduced commodity price outlook.

In the E&P Norway segment a net impairment reversal of USD 204 related to one reversal of USD 392 million and one impairment of USD 188 million, both related to changed expected reserve estimates.

In the first quarter of 2017, Statoil recognised an impairment reversal of USD 439 million in the E&P Norway segment related to reduced cost estimates of a Norwegian continental shelf development asset. In addition, a loss of USD 351 million was recognised on the divestment of the Kai Kos Dehseh (KKD) oil sands project in the E&P International segment.

See note 6 Property, plant and equipment and intangible assets for further information on impairments.

In the third quarter of 2017 the Azeri-Chirag-Deepwater Gunashli (ACG) Production Sharing Agreement was amended and restated. The agreement has been extended by 25 years and will be effective until the end of 2049. The agreement is subject to ratification by the Parliament (Milli Majlis) of the Republic of Azerbaijan. As part of the new agreement, Statoil's participating interest will be adjusted to 7.27% down from 8.56%. The international partners will make a total payment of USD 3.6 billion to the State Oil Fund of the Republic of Azerbaijan, Statoil's share will be approximately USD 349 million.

See note 3 Acquisitions and disposals for information on transactions impacting the E&P International segment.

In the third quarter of 2017 the E&P International segment, revenues were impacted by a release of a provision of USD 754 million.

See note 8 Provisions, commitments, contingent liabilities and contingent assets.

As of 30 June 2017, the 9.67% ownership share in the heavy oil project Petrocedeño in Venezuela in the E&P International segment was reclassified from an equity accounted investment to a non-current financial investment. Change in classification had no significant impact on the Consolidated statement of income, but Statoil has as of this date stopped including production and reserves from Petrocedeño in financial reporting.

Revenues by geographic areas

When attributing the line item revenues third party and other income to the country of the legal entity executing the sale for the first nine months of 2017, Norway constitutes 73% and the US constitutes 17%.

Non-current assets by country

(in USD million)	At 30 September 2017	At 30 June 2017	At 31 December 2016	At 30 September 2016
Norway	35,114	33,575	31,484	35,470
US	17,606	18,440	18,223	19,671
Brazil	5,166	5,242	5,308	3,430
UK	4,028	3,660	3,108	3,047
Angola	2,956	3,323	3,884	4,728
Canada	1,701	1,623	1,494	2,495
Azerbaijan	1,283	1,304	1,326	1,354
Algeria	1,197	1,244	1,344	1,362
Other countries	4,707	4,706	4,873	5,341
Total non-current assets[1]	73,759	73,116	71,043	76,897

1) Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Sale of interest in Kai Kos Dehseh

In the first quarter of 2017 Statoil closed an agreement, entered in December 2016, with Athabasca Oil Corporation to divest its 100% interest in Kai Kos Dehseh (KKD) oil sands. The total consideration consisted of cash consideration of CAD 431 million (USD 328 million), 100 million common shares in Athabasca Oil Corporation (which is accounted for as an available for sale financial investment) and a series of contingent payments. The shares and the contingent consideration were measured at a combined fair value of CAD 185 million (USD 142 million) on the closing date. A loss on the transaction of USD 351 million has been recognised as operating expense and includes a reclassification of accumulated foreign exchange losses, previously recognised in other comprehensive income. The transaction was closed on 31 January 2017, and is reflected in the Exploration & Production International (E&P International) segment.

Acquisition of additional 10% in Brazilian licence BM-S-8

In the third quarter of 2017 Statoil ASA signed an agreement with Queiroz Galvão Exploração e Produção ("QGEP") to acquire QGEP's 10% interest in the BM-S-8 licence in Brazil's Santos basin for the maximum cash consideration of USD 379 million. Half of the total consideration will be paid upon closing of the transaction, with the remainder being paid when certain conditions have been met. Closing is subject to customary conditions, including partner and government approval. The acquisition will be accounted for in the E&P international segment at the time of closing. The additional 10% equity will increase Statoil's operated interest in the licence from 66% to 76%.

4 Financial items

Q3 2017	Quarters Q2 2017	Q3 2016	(in USD million)	First nine months 2017	2016	Full year 2016
(51)	(21)	(66)	Net foreign exchange gains (losses)	14	(131)	(120)
109	85	81	Interest income and other financial items	375	329	436
71	(88)	156	Derivative financial instruments gains (losses)	(134)	1,142	470
(278)	68 [1]	(247)	Interest and other finance expenses	(567)[1]	(760)	(1,043)
(150)	44	(76)	Net financial items	(312)	580	(258)

1) Includes an income of USD 319 million related to a release of a provision. See note 8 Provisions, commitments, contingent liabilities and contingent assets.

Statoil has a US Commercial paper programme available with a limit of USD 5 billion of which USD 299 million has been utilised as of 30 September 2017.

5 Income tax

Q3 2017	Quarters Q2 2017	Q3 2016	(in USD million)	First nine months 2017	2016	Full year 2016
944	3,288	661	Income before tax	8,276	2,557	(178)
(1,422)	(1,852)	(1,088)	Income tax	(6,254)	(2,675)	(2,724)
>100%	56.3%	>100%	Equivalent to a tax rate of	75.6%	>100%	>(100%)

The tax rate for the third quarter of 2017 and for the first nine months of 2017 was primarily influenced by losses including impairments recognised in countries with lower than average tax rates or unrecognised deferred tax assets. This was partially offset by low tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction.

The tax rate for the first nine months of 2017 was also influenced by the agreement with the Angolan Ministry of Finance related to Statoil's participation in several blocks offshore Angola.

The tax rate for the third quarter of 2016 and for the first nine months of 2016 was primarily influenced by losses recognised in countries with lower than average tax rates or unrecognised deferred tax assets. This was partially offset by low tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction.

The tax rate for the first nine months of 2016 was also influenced by the tax exempted sale of interest in the Edvard Grieg field, and currency effects in entities that are taxable in other currency than the functional currency. In addition the rate for the first nine months of 2016 was influenced by a write off of deferred tax assets within Exploration & Production International (E&P International) segment, due to uncertainty related to future taxable income.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2016	59,556	9,243
Additions	7,039	280
Transfers	120	(120)
Disposals	(51)	(10)
Expensed exploration expenditures and impairment losses	-	(493)
Depreciation, amortisation and net impairment losses	(7,343)	(9)
Effect of foreign currency translation adjustments	3,013	107
Balance at 30 September 2017	62,334	8,999

Impairments/reversal of impairments
For information on impairment losses and reversals per reporting segment see note 2 Segments.

First nine months 2017 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	86	191	277
Acquisition costs related to oil and gas prospects	-	233	233
Total net impairment losses (reversals) recognised	86	425	510

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amount of the impaired unconventional onshore asset in North America in the third quarter (see note 2 Segments) was its estimated fair value less cost of disposal. The primary basis for arriving at this estimate was the use of discounted cash flow calculations which is a level 3 valuation as defined in IFRS 13. The key assumptions used in the discounted cash flow calculations were future commodity prices, the expected operational plan and ultimate recovery rate as well as the discount rates used. The price assumptions used were based on 3 years observable forward prices and maintaining flat real price assumptions thereafter. The discount rate used was 7-9% for proved properties and 12-14% for unproved properties in nominal terms after tax with an additional risking for certain elements.

The carrying amount of (previously) impaired unconventional onshore assets in North America after impairments is USD 5,457 million, compared to USD 6,183 million as of 31 December 2016 [1].

The recoverable amount of other assets tested for impairment was based on Value in Use (VIU) estimates or discounted cash flows on the basis of internal forecasts on costs, production profiles and commodity prices. The price assumptions used for impairment calculations in third quarter of 2017 were as follows (prices used in the fourth quarter of 2016 impairment calculations for the respective years are indicated in brackets):

Year (Prices in real terms)	2017		2020		2025		2030	
Brent Blend – USD/bbl	52	(55)	66	(75)	77	(78)	80	(80)
NBP – USD/mmbtu	5.5	(6.0)	6.0	(6.0)	8.0	(8.0)	8.0	(8.0)
Henry Hub – USD/mmbtu	3.0	(3.4)	3.6	(4.0)	4.0	(4.0)	4.0	(4.0)

7 Dividends

In May 2016, Statoil's general assembly approved the introduction of a two-year scrip dividend programme, commencing from the fourth quarter 2015. In May 2017, Statoil's general assembly approved the continuation of the two-year scrip programme through the third quarter 2017. As part of the scrip dividend programme, eligible shareholders and holders of American Depositary Receipts (ADR) can elect to receive their dividend in the form of new ordinary Statoil shares and ADR holders in the form of American Depositary Shares (ADS). The subscription price for the dividend shares will have a discount compared to the volume-weighted average price on Oslo Børs (OSE) of the last two trading days of the subscription period for each quarter. For all dividends approved from the fourth quarter of 2015 to second quarter 2017, the discount has been set at 5%.

A dividend of USD 0.2201 has been approved for both the third and fourth quarter of 2016 and for the first and second quarter of 2017. Dividends for third and fourth quarter 2016 were paid in the second quarter of 2017. Dividend for the first quarter 2017 was paid in the third quarter of 2017. For the second quarter dividend, the Statoil share will trade ex-dividend 1 November on Oslo Børs and on New York Stock Exchange. Record date will be 2 November and payment date will be around 15 December 2017.

On October 25, the board of directors resolved to declare a dividend for the third quarter of 2017 of USD 0.2201 per share, with a discount of 5% on new shares issued through the scrip dividend programme. The Statoil share will trade ex-dividend 8 February 2018 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 9 February 2018 and payment date will be around 23 March 2018.

Dividends

	Q3 2017	First nine months 2017	Q3 2016	Full year 2016
Dividends paid in cash (in USD million)	390	1,118	404	1,876
USD per share or ADS	0.2201	0.6603	0.2201	0.8804
NOK per share	1.7494	5.4662	1.8255	7.3364
Scrip dividends (in USD million)	339	1,017	312	904
Number of shares issued (in million)	18.8	60.6	20.0	56.4
Total dividends	729	2,135	716	2,780

---

[1] The carrying amount after impairments as of 31 December 2016 has been corrected for comparative purposes compared to the amount disclosed in note 10 in Statoil's 2016 Annual financial statements.

8 Provisions, commitments, contingent liabilities and contingent assets

In April 2017, a federal judge granted an injunction request to suspend the assignment to Statoil of Petróleo Brasileiro S.A.'s ("Petrobras") 66% operated interest in the Brazilian offshore license BM-S-8, in a class action suit filed by the Union of Workers of Oil Tankers of Sergipe (Sindipetro) against Petrobras, Statoil, and ANP - the Brazilian Regulatory Agency ("the defendants"). The suit seeks the annulment of Petrobras' sale of the interest in BM-S-8 to Statoil, which was closed in November 2016. On 2 May 2017, the injunction was suspended by the President of the Federal Regional Court. The suspension of the injunction is appealable. The main issue will be examined in the Brazilian federal court system in due course. Statoil believes the defendants' position to be strong in upholding the validity of Statoil's ownership. At the end of third quarter 2017 the acquired interest remains in Statoil's balance sheet as intangible assets of the Exploration & Production International (E&P International) segment. For further information about Statoil's acquisition, reference is made to the 2016 Consolidated annual financial statements note 4 Acquisitions and disposals.

In June 2017 Statoil signed an agreement with the Angolan Ministry of Finance which resolves the dispute over how to allocate profit oil and assess petroleum income tax (PIT) related to Statoil's participation in Block 4, Block 15, Block 17 and Block 31 offshore Angola for the years 2002 to 2016. For further information about the dispute, reference is made to information in Note 23 Other commitments, contingent liabilities and contingent assets in Statoil's Consolidated annual financial statements for 2016. In accordance with the agreement, Statoil in July 2017 has paid in full and final settlement an additional PIT amount to Angola related to the prior reporting periods. The agreement also leads to a certain increase in Norwegian taxes payable. In addition to taxes previously provided for in the Consolidated financial statements related to the dispute, the second quarter current income tax expense reflects USD 117 million payable in Angola and Norway. Based on the agreement, profit oil and interest expense amounts previously provided for in the current portion of provisions related to claims and litigation have been reversed in the second quarter. USD 754 million has been reflected as revenue in the E&P International segment, while USD 319 million has been reflected as interest expense reduction under Net financial items in the Consolidated statement of income. The net effect on the second quarter Consolidated statement of income consequently is USD 956 million.

On 6 July 2016, the Norwegian tax authorities issued a deviation notice for the years 2012 to 2014 related to the internal pricing on certain transactions between Statoil Coordination Centre (SCC) in Belgium and Norwegian entities in the Statoil group. The main issue relates to SCC's capital structure and its compliance with the arm's length principle. Statoil is of the view that arm's length pricing has been applied in these cases and that the group has a strong position, and no amounts have consequently been provided for this in the accounts.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Supplementary disclosures

OPERATIONAL DATA

	Quarters		Change			First nine months		
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3	Operational data		2017	2016	Change
				Prices				
52.1	49.6	45.9	14%	Average Brent oil price (USD/bbl)		51.8	41.9	24%
48.3	45.1	41.8	16%	E&P Norway average liquids price (USD/bbl)		47.9	37.6	28%
45.4	43.7	37.8	20%	E&P International average liquids price (USD/bbl)		45.3	33.7	35%
47.0	44.5	40.0	18%	Group average liquids price (USD/bbl)		46.8	35.9	30%
374.5	378.9	332.6	13%	Group average liquids price (NOK/bbl) [1]		388.6	301.7	29%
4.17	3.94	2.62	59%	Transfer price natural gas (USD/mmbtu) [9]		4.12	3.25	27%
5.24	5.10	4.85	8%	Average invoiced gas prices - Europe (USD/mmbtu) [8]		5.28	5.12	3%
2.24	2.76	2.02	11%	Average invoiced gas prices - North America (USD/mmbtu) [8]		2.80	1.99	40%
7.7	6.6	3.9	97%	Refining reference margin (USD/bbl) [2]		6.6	4.5	47%
				Entitlement production (mboe per day)				
586	586	541	8%	E&P Norway entitlement liquids production		596	575	4%
415	412	445	(7%)	E&P International entitlement liquids production		422	441	(4%)
1,001	998	986	2%	Group entitlement liquids production		1,018	1,016	0%
729	667	492	48%	E&P Norway entitlement gas production		724	613	18%
152	171	173	(12%)	E&P International entitlement gas production		166	162	3%
882	838	665	33%	Group entitlement gas production		891	775	15%
1,883	1,836	1,651	14%	Total entitlement liquids and gas production [3]		1,908	1,791	7%
				Equity production (mboe per day)				
586	586	541	8%	E&P Norway equity liquids production		596	575	4%
545	548	582	(6%)	E&P International equity liquids production		550	564	(2%)
1,132	1,135	1,123	1%	Group equity liquids production		1,146	1,139	1%
729	667	492	48%	E&P Norway equity gas production		724	613	18%
184	195	190	(3%)	E&P International equity gas production		192	187	3%
913	862	682	34%	Group equity gas production		916	801	14%
2,045	1,996	1,805	13%	Total equity liquids and gas production [4]		2,062	1,939	6%
				MMP sales volumes				
197.0	205.0	214.0	(8%)	Crude oil sales volumes (mmbl)		602.0	613.0	(2%)
12.7	12.3	8.7	46%	Natural gas sales Statoil entitlement (bcm)		38.1	31.7	20%
1.2	1.0	1.8	(31%)	Natural gas sales third-party volumes (bcm)		4.6	6.2	(27%)

EXCHANGE RATES

	Quarters		Change			First nine months		
Q3 2017	Q2 2017	Q3 2016	Q3 on Q3	Exchange rates		2017	2016	Change
0.1256	0.1174	0.1202	4%	NOK/USD average daily exchange rate		0.1205	0.1190	1%
0.1254	0.1192	0.1242	1%	NOK/USD period-end exchange rate		0.1254	0.1242	1%
7.9613	8.5145	8.3194	(4%)	USD/NOK average daily exchange rate		8.2984	8.4051	(1%)
7.9726	8.3870	8.0517	(1%)	USD/NOK period-end exchange rate		7.9726	8.0517	(1%)
1.1742	1.1017	1.1165	5%	EUR/USD average daily exchange rate		1.1128	1.1155	(0%)
1.1806	1.1412	1.1161	6%	EUR/USD period-end exchange rate		1.1806	1.1161	6%

EXPLORATION EXPENSES

Q3 2017	Quarters Q2 2017	Q3 2016	Change Q3 on Q3	Adjusted exploration expenses (in USD million)	First nine months 2017	2016	Change
116	85	104	12%	E&P Norway exploration expenditures (activity)	323	337	(4%)
277	144	176	57%	E&P International exploration expenditures (activity)	569	677	(16%)
392	230	279	40%	Group exploration expenditures (activity)	891	1,014	(12%)
49	7	324	(85%)	Expensed, previously capitalised exploration expenditures	69	534	(87%)
(26)	(11)	(23)	13%	Capitalised share of current period's exploration activity	(118)	(231)	(49%)
312	87	76	>100%	Impairment (reversal of impairment)	425	199	>100%
727	312	656	11%	Exploration expenses IFRS	1,266	1,516	(16%)
(311)	(89)	(75)	-	Adjustments	(425)	(232)	83%
416	224	581	(28%)	Adjusted exploration expenses	842	1,284	(34%)

NET ADJUSTED FINANCIAL ITEMS 2017

Net adjusted financial items in the third quarter of 2017 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	109	(51)	71	(278)	(150)	103	(47)
Foreign exchange (FX) impacts (incl. derivatives)	(7)	51	-	-	44	-	-
Interest rate (IR) derivatives	-	-	(71)	-	(71)	-	-
Adjusted financial items excluding FX and IR derivatives	102	0	0	(278)	(176)	(42)	(218)

NET ADJUSTED FINANCIAL ITEMS 2016

Net adjusted financial items in the third quarter of 2016 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Adjusted financial items excluding FX and IR derivatives	100	0	0	(247)	(147)	143	(4)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

	Third quarter					
	2017			2016		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	2,015	(1,354)	662	999	(622)	377
E&P International	(27)	(51)	(78)	(596)	(121)	(717)
MMP	423	(150)	273	301	(166)	135
Other	(65)	27	(38)	(68)	12	(56)
Group	2,346	(1,527)	819	636	(897)	(261)
Effective tax rates on adjusted earnings			65.1%			140.9%

	First nine months					
	2017			2016		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	6,571	(4,588)	1,952 [1]	3,463	(2,187)	1,275
E&P International	1,121	(394)	749 [1]	(1,901)	(12)	(1,913)
MMP	1,216	(566)	656 [1]	1,062	(439)	623
Other	(225)	87	(135)[1]	(217)	65	(152)
Group	8,682	(5,460)	3,222	2,406	(2,573)	(167)
Effective tax rates on adjusted earnings			62.9%			107.0%

1) The figures from the first quarter 2017 do not include minor adjustments mainly related to net financial items allocated at business level.

HEALTH, SAFETY AND THE ENVIRONMENT

Twelve months average per			First nine	First nine
Q3 2017	Q3 2016		2017	2016
		Injury/incident frequency		
2.8	2.7	Total recordable injury frequency (TRIF)	2.8	2.7
0.7	0.8	Serious incident frequency (SIF)	0.6	0.7
		Oil spills		
180	136	Accidental oil spills (number of)	142	108
62	40	Accidental oil spills (cubic metres)	23	23

	First nine months 2017	Full year 2016
Climate		
Upstream CO2 intensity (kg CO2/boe) [1]	9	10

1) For Statoil operated assets in E&P Norway and E&P International, the total amount of direct CO2 released to the atmosphere (kg), divided by total hydrocarbon production (boe).

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see section 5.2 Accounting standards (IFRS) and non-GAAP measures in Statoil's 2016 Annual Report and Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** (including adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation and adjusted exploration expenses) – for more information see below
- **Adjusted earnings after tax** – for more information see below
- **Return on average capital employed after tax (ROACE)** – for more information see section 5.2 Accounting standards (IFRS) and non-GAAP measures - Return on average capital employed (ROACE) in Statoil's 2016 Annual Report and Form 20-F
- **Net interest-bearing debt adjusted** – for more information see section 5.2 Accounting standards (IFRS) and non-GAAP measures - Net debt to capital employed ratio and note 18 Finance debt in Statoil's 2016 Annual Report and Form 20-F
- **Net debt to capital employed ratio (net debt ratio)** – for more information see section 5.2 Net debt to capital employed ratio in Statoil's 2016 Annual Report and Form 20-F
- **Net debt to capital employed ratio adjusted** – for more information see section 5.2 Accounting standards (IFRS) and non-GAAP measures - Net debt to capital employed ratio in Statoil's 2016 Annual Report and Form 20-F
- **Organic capital expenditures** – for more information see section 2.9 Liquidity and capital resources and section 5.6 Terms and definitions in Statoil's 2016 Annual Report and Form 20-F
- **Free cash flow** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, capital expenditures and investments, (increase) decrease in other non-current items, proceeds from sale of assets and businesses and dividend paid

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

- Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised **fair value of derivatives** related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect**: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lower of cost and market price. If market prices increase above cost price, there will be a loss in the IFRS income statement since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market value of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes reflects operational performance and increase comparability with peers
- Statoil holds **operational storage** which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

- **Internal unrealised profit on inventories:** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income. Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure **adjusted earnings after tax** excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 September 2017	At 30 June 2017	At 30 September 2016	At 31 December 2016
Shareholders' equity		38,204	37,882	40,050	35,072
Non-controlling interests		28	29	36	27
Total equity	A	38,233	37,911	40,086	35,099
Current finance debt		4,214	5,508	4,659	3,674
Non-current finance debt		27,041	26,669	28,603	27,999
Gross interest-bearing debt	B	31,255	32,177	33,262	31,673
Cash and cash equivalents		6,336	5,083	8,038	5,090
Current financial investments		11,581	13,500	9,212	8,211
Cash and cash equivalents and financial investment	C	17,918	18,583	17,250	13,301
Net interest-bearing debt before adjustments [10]	B1 = B-C	13,337	13,595	16,012	18,372
Other interest-bearing elements [1]		931	974	1,294	1,216
Marketing instruction adjustment [2]		(168)	(172)	(203)	(199)
Net interest-bearing debt adjusted [5]	B2	14,100	14,396	17,103	19,389
Normalisation for cash-build up before tax payment (50% of Tax Payment) [3]		600	-	310	-
Net interest-bearing debt adjusted [5]	B3	14,700	14,396	17,414	19,389
Calculation of capital employed [5]					
Capital employed before adjustments to net interest-bearing debt	A+B1	51,570	51,506	56,098	53,471
Capital employed before normalisation for cash build up for tax payment	A+B2	52,333	52,307	57,189	54,488
Capital employed adjusted	A+B3	52,933	52,307	57,499	54,488
Calculated net debt to capital employed [5]					
Net debt to capital employed before adjustments	(B1)/(A+B1)	25.9%	26.4%	28.5%	34.4%
Net debt to capital employed before normalisation for tax payment	(B2)/(A+B2)	26.9%	27.5%	29.9%	35.6%
Net debt to capital employed adjusted	(B3)/(A+B3)	27.8%	27.5%	30.3%	35.6%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.
2) Adjustment to gross interest-bearing debt due to the Norwegian state's financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil's Consolidated balance sheet.
3) Adjustment to net interest bearing debt for cash-build-up in Q1 and Q3 before tax payment on 1st April and 1st October. This is to exclude 50% of the cash-build-up to have a more even allocation of tax payments between the 4 quarters and hence a more representative net interest bearing debt.

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the third quarter of 2017 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	1,095	2,060	(1,017)	178	(127)
Total revenues and other income	483	165	(29)	352	(5)
Changes in fair value of derivatives	338	151	22	165	-
Periodisation of inventory hedging effect	187	-	-	187	-
Over-/underlift	(35)	14	(49)	-	-
Gain/loss on sale of assets	(8)	-	(2)	-	(5)
Purchases [net of inventory variation]	(40)	-	-	(107)	67
Operational storage effects	(107)	-	-	(107)	-
Eliminations	67	-	-	-	67
Operating and administrative expenses	(22)	(7)	(15)	-	-
Over-/underlift	(22)	(7)	(15)	-	-
Depreciation, amortisation and impairment	520	(203)	723	-	-
Impairment	912	189	723	-	-
Reversal of Impairment	(392)	(392)	-	-	-
Exploration expenses	311	-	311	-	-
Impairment	311	-	311	-	-
Sum of adjustments to net operating income	1,252	(45)	990	246	61
Adjusted earnings [5]	2,346	2,015	(27)	423	(65)
Tax on adjusted earnings	(1,527)	(1,354)	(51)	(150)	27
Adjusted earnings after tax [5]	819	662	(78)	273	(38)

Items impacting net operating income in the third quarter of 2016 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	737	1,060	(430)	76	31
Total revenues and other income	(244)	(120)	(51)	(74)	-
Changes in fair value of derivatives	(138)	(86)	-	(52)	-
Periodisation of inventory hedging effect	(21)	-	-	(21)	-
Over-/underlift	(53)	(34)	(19)	-	-
Gain/loss on sale of assets	(32)	-	(32)	-	-
Purchases [net of inventory variation]	(112)	-	-	(9)	(103)
Operational storage effects	(9)	-	-	(9)	-
Eliminations	(103)	-	-	-	(103)
Operating and administrative expenses	204	59	127	13	5
Over-/underlift	67	54	13	-	-
Other adjustments	55	5	44	1	5
Gain/loss on sale of assets	69	-	69	-	-
Provisions	12	-	-	12	(0)
Depreciation, amortisation and impairment	(23)	-	(317)	294	(1)
Impairment	318	-	25	294	(1)
Reversal of Impairment	(342)	-	(342)	-	-
Exploration expenses	75	-	75	-	-
Impairment	76	-	76	-	-
Other adjustments	(1)	-	(1)	-	-
Sum of adjustments to net operating income	(101)	(61)	(166)	225	(99)
Adjusted earnings [5]	636	999	(596)	301	(68)
Tax on adjusted earnings	(897)	(622)	(121)	(166)	12
Adjusted earnings after tax [5]	(261)	377	(717)	135	(56)

Items impacting net operating income in the second quarter of 2017 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	3,244	1,973	764	443	63
Total revenues and other income	(271)	(64)	(2)	(205)	-
Changes in fair value of derivatives	(119)	8	-	(127)	-
Periodisation of inventory hedging effect	(79)	-	-	(79)	-
Over-/underlift	(74)	(72)	(2)	-	-
Purchases [net of inventory variation]	(89)	-	-	54	(143)
Operational storage effects	54	-	-	54	-
Eliminations	(143)	-	-	-	(143)
Operating and administrative expenses	46	21	25	-	-
Over-/underlift	46	21	25	-	-
Other adjustments	(4)	-	(4)	-	-
Gain/loss on sale of assets	4	-	4	-	-
Depreciation, amortisation and impairment	5	5	-	-	-
Impairment	5	5	-	-	-
Exploration expenses	89	-	89	-	-
Impairment	88	-	88	-	-
Sum of adjustments to net operating income	(220)	(38)	112	(151)	(143)
Adjusted earnings [5]	3,023	1,935	876	292	(80)
Tax on adjusted earnings	(1,734)	(1,323)	(204)	(230)	24
Adjusted earnings after tax [5]	1,289	611	673	62	(56)

Items impacting net operating income in the first nine months of 2017 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	8,588	7,274	(413)	1,900	(173)
Total revenues and other income	(746)	(123)	24	(641)	(6)
Changes in fair value of derivatives	(342)	115	22	(479)	-
Periodisation of inventory hedging effect	(162)	-	-	(162)	-
Over-/underlift	(234)	(238)	4	-	-
Gain/loss on sale of assets	(9)	-	(2)	-	(6)
Purchases [net of inventory variation]	(63)	-	-	(17)	(46)
Operational storage effects	(17)	-	-	(17)	-
Eliminations	(46)	-	-	-	(46)
Operating and administrative expenses	392	57	362	(27)	-
Over-/underlift	26	57	(31)	-	-
Other adjustments	5	-	5	-	-
Gain/loss on sale of assets	388	-	388	-	-
Provisions	(27)	-	-	(27)	-
Depreciation, amortisation and impairment	86	(637)	723	-	-
Impairment	917	194	723	-	-
Reversal of impairment	(831)	(831)	-	-	-
Exploration expenses	425	-	425	-	-
Impairment	424	-	424	-	-
Sum of adjustments to net operating income	94	(703)	1,534	(685)	(53)
Adjusted earnings [5]	8,682	6,571	1,121	1,216	(225)
Tax on adjusted earnings	(5,460)	(4,588)	(394)	(566)	87
Adjusted earnings after tax [5]	3,222	1,952	749	656	(135)

Items impacting net operating income in the first nine months of 2016 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	1,977	3,659	(1,742)	359	(298)
Total revenues and other income	215	(258)	4	469	-
Changes in fair value of derivatives	167	(141)	-	308	-
Periodisation of inventory hedging effect	166	-	-	166	-
Over-/underlift	33	(3)	36	-	-
Gain/loss on sale of assets	(151)	(114)	(32)	(5)	-
Purchases [net of inventory variation]	(106)	-	-	(143)	36
Operational storage effects	(143)	-	-	(143)	-
Eliminations	36	-	-	-	36
Operating and administrative expenses	267	69	76	82	40
Over-/underlift	2	48	(46)	-	-
Other adjustments	106	21	53	3	30
Gain/loss on sale of assets	69	-	69	-	-
Provisions	90	-	-	79	10
Depreciation, amortisation and impairment	(180)	-	(479)	294	5
Impairment	740	-	441	294	5
Reversal of impairment	(920)	-	(920)	-	-
Exploration expenses	232	(7)	239	-	-
Impairment	301	-	301	-	-
Reversal of impairment	(102)	-	(102)	-	-
Other adjustments	34	(7)	41	-	-
Sum of adjustments to net operating income	429	(196)	(159)	703	82
Adjusted earnings [5]	2,406	3,463	(1,901)	1,062	(217)
Tax on adjusted earnings	(2,574)	(2,187)	(12)	(439)	65
Adjusted earnings after tax [5]	(168)	1,275	(1,913)	623	(152)

Items impacting net operating income in the full year of 2016 (in USD million)	Statoil group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	80	4,451	(4,352)	623	(642)
Total revenues and other income	1,020	139	(111)	1,002	(10)
Changes in fair value of derivatives	738	25	-	713	-
Periodisation of inventory hedging effect	360	-	-	360	-
Impairment from associated companies	25	-	25	-	-
Over-/underlift	232	228	4	-	-
Gain/loss on sale of assets	(333)	(114)	(139)	(71)	(10)
Purchases [net of inventory variation]	(9)	-	-	(228)	219
Operational storage effects	(228)	-	-	(228)	-
Eliminations	219	-	-	-	219
Operating and administrative expenses	617	4	292	253	69
Over-/underlift	(59)	(52)	(7)	-	-
Other adjustments	168	37	58	6	67
Gain/loss on sale of assets	86	-	86	-	-
Provisions	422	19	155	247	2
Depreciation, amortisation and impairment	1,300	829	540	(74)	5
Impairment	2,946	829	1,761	351	5
Reversal of impairment	(1,646)	-	(1,221)	(425)	-
Exploration expenses	1,061	12	1,049	-	-
Impairment	1,141	-	1,141	-	-
Reversal of impairment	(149)	-	(149)	-	-
Other adjustments	41	(3)	44	-	-
Provisions	28	15	13	-	-
Sum of adjustments to net operating income	3,990	984	1,770	952	283
Adjusted earnings [5]	4,070	5,435	(2,582)	1,576	(359)
Tax on adjusted earnings	(4,277)	(3,607)	(39)	(678)	47
Adjusted earnings after tax [5]	(208)	1,827	(2,622)	898	(311)

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

Q3 2017	Quarters Q2 2017	Q3 2016	Change Q3 on Q3	Adjusted earnings break down (in USD million)	First nine months 2017	2016	Change
46	162	197	(77%)	Natural Gas Europe	406	388	5%
4	(21)	(5)	N/A	Natural Gas US	31	86	(64%)
179	17	59	>100%	Liquids	318	358	(11%)
195	134	50	>100%	Other	461	230	>100%
423	292	301	41%	Adjusted earnings MMP	1,216	1,062	15%

Reconciliation of adjusted earnings after tax to net income

Q3 2017	Quarters Q2 2017	Q3 2016	Reconciliation of adjusted earnings after tax to net income (in USD million)		First nine months 2017	2016
1,095	3,244	737	Net operating income (NOI)	A	8,588	1,977
1,323	1,908	962	Tax on NOI	B	6,282	2,155
(228)	1,335	(225)	NOI after tax	C = A-B	2,306	(178)
1,252	(220)	(101)	Adjustments	D	94	429
204	(174)	(65)	Tax on adjustments	E	(822)	418
819	1,289	(261)	Adjusted earnings after tax [5]	F = C+D-E	3,222	(167)
(150)	44	(76)	Net financial items	G	(312)	580
(99)	57	(126)	Tax on net financial items	H	28	(519)
(478)	1,436	(427)	Net income	I = C+G+H	2,022	(117)

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to market outlook and future economic projections and assumptions; Statoil's focus on capital discipline; expected annual organic production through 2017; projections and future impact of efficiency programmes including expected efficiency improvements, including expectations regarding costs savings from the improvement programme; capital expenditure and exploration guidance for 2017; production guidance; Statoil's value over volume strategy; organic capital expenditure for 2017; Statoil's intention to mature its portfolio; exploration and development activities, plans and expectations, including estimates regarding exploration activity levels; projected unit of production cost; equity production and expectations for equity production growth; planned maintenance and the effects thereof; impact of PSA effects; risks related to Statoil's production guidance; accounting decisions and policy judgments, ability to put exploration wells into profitable production, and the impact thereof; expected dividend payments, the scrip dividend programme and the timing thereof; estimated provisions and liabilities; and the projected impact or timing of administrative or governmental rules, standards, decisions or laws, including with respect to and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (and section 2.10 Risk review - Risk factors thereof). Statoil's 2016 Annual Report and Form 20-F is available at Statoil's website www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1. The Group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **Production Sharing Agreement (PSA)** that correspond to Statoil's ownership share in a field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures**. See section Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the **Norwegian State**. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and it also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8. The Group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from MMP to E&P Norway.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.